Joanne R. Soslow

215.963.5262

jsoslow@morganlewis.com

July 24, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Attention:	Mark Kronforst
Accounting Branch Chief

Re:	Tucows Inc.
Form 10-K for the Fiscal-Year Ended December 31, 2007
Filed March 28, 2008
File No. 1-32600

Dear Mr. Kronforst:

On behalf of Tucows Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 8, 2008 to Elliott Noss, Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

Form 10-K for the Fiscal-Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3.  Business Acquisitions

C.  Acquisition of Mailbank.com Inc., pages F-19 to F-20

1.                                       We note you assigned indefinite lives to both the surname and direct navigation domain names acquired in the acquisition of Mailbank.com.  Tell us how you determined that these domain names had indefinite lives and refer to paragraph 11 of SFAS 142 in your response.

The Company has advised us that it has analyzed the estimated useful life of the specified intangibles at the date of their acquisition and has updated that evaluation to a more recent date.  This analysis considers the factors set out in paragraph 11, the examples in Appendix A and the discussion in paragraphs B56 – B61 of SFAS 142, and the Task Force discussions in potential EITF 03-9.  Based on the findings from this analysis, the Company has advised us that it has concluded that the surname and direct navigation domain names had indefinite lives for the following reasons:

A.                 SFAS 142.11(a) considers the expected use of the assets:  The Company has advised us that the domain name portfolios that were acquired from Mailbank.com Inc. (“Mailbank”) consist of the surname and direct navigation domain names (collectively the “domain names”) that generate substantially all of the revenue and cash flows for the Mailbank business.  For the surname portfolio, this is primarily achieved by offering individual end-users domain names and email addresses based on their names and by making them available as part of the Company’s pay-per-click advertising or parked pages program. The direct name portfolio consists of domain names that, as a result of their unique nature, have the ability to generate significant advertising revenue, are highly brandable, or both.  These names also generate revenue and cash flows as part of the Company’s pay-per-click advertising or parked pages program. The Company has advised us that it intends to maintain ownership of these domain names for an indefinite period into the future by continuing to renew them, thereby generating revenue and cash flows, by following a similar revenue model as Mailbank, indefinitely into the future.

B.                   SFAS 142.11(b) considers the useful life of related assets:  The Company has advised us that the useful lives of the domain names are not limited by or dependent upon any other asset or group of assets owned by the Company.

C.                   SFAS 142.11(c) considers any legal, regulatory or other contractual provisions limiting the intangibles useful life:  The registration of all domain names is governed by ICANN.  In terms of the legal agreements between the Company and ICANN, the Company has the right to the perpetual benefits of registering the domain names for the term of the agreement or any renewal period simply by paying the required registration fee and continuing to meet the minimum registration requirements.  These are within the control of the Company. These minimum requirements have not been materially amended since their introduction in 1999. In addition, the Company reseller agreement also contains a clause that states that the Company (as registrant) will receive reminders immediately prior to the expiration of its registration inviting it to renew, thereby significantly reducing any potential for the Company to accidentally allow the registration of the domain names to lapse.  The Company is further protected by the registries allowing a 45-day grace period beyond the renewal date in which the name can be renewed.  In addition, the Company is also the registrar for these names and hence the risk of non-renewal is even further mitigated.

D.                  SFAS 142.11(d) considers the cost of renewals:  The Company has advised us that the registration fee payable by the Company to renew a domain name (as a registrar the Company paid $6.25 per year per domain name registered including the ICANN fee for .com and org and $4.50 for .net) is minimal relative to the fair value of the domain names acquired.  As discussed in item A above, the Company has advised us that it expects to generate positive cash flows from licensing as well as advertising revenue on these domain names.  The Company has advised us that it intends to, and has the financial resources to maintain, the registration of these domain names indefinitely.

E.                    SFAS 142.11(e) considers economic factors such as obsolescence:  According to Verisign in their November 2005 issue of The Domain Name Industry Brief:

•                           There were 85.6 million domain names worldwide at September 30, 2005, up 29% compared to September 30, 2004.

•                           New name registrations for the quarter grew by over 8.5 million names, up 33% compared to the same quarter of 2004 and up by 94% compared to the same quarter in 2003.

•                           Internet users grew to more than 1.08 billion worldwide which helped drive new domain name registrations for more traditional uses like companies establishing their online identities and moving their businesses online.

•                           Renewal rates for .com and .net continued to improve with 84% of all names previously renewed being renewed again. First time renewal rates were at 65%.

All of the above statistics point to a stable and robust market for the internet and for domain names. As a result, expected cash flows from the acquired domain names are forecasted to continue indefinitely.

F.              SFAS 142.11(e) considers the cost of maintaining the intangible:  The Company has advised us that there are no maintenance expenditures required to obtain the future cash flows from these domain names, other than ensuring that these names are registered in favor of the Company by payment of the registration fees.

In summary, as detailed above, there are no legal, regulatory, contractual, competitive, economic or other factors that will limit the useful life of the domain names acquired, the Company has the intent and financial ability to incur the renewal fees as they arise from time to time and positive cash flows are expected to continue indefinitely.  The Company has therefore concluded that the domain names held in the surname and direct navigation portfolios have an indefinite useful life in accordance with SFAS 142.

Note 10.  Income Taxes, pages F-29 to F-31

2.                                       We note that the Company has recognized pre-tax income in each of the last seven fiscal years.  Tell us how the Company concluded the valuation allowance was still required for each of the periods presented addressing paragraphs 17-25 of SFAS 109 in your response.

The Company has advised us that it recognized pre-tax income for the first time in fiscal 2002 and that up to the end of fiscal 2001 had a deficit of $61.6 million, which included a pre-tax loss of $13.4 million in fiscal 2001.  In the six complete fiscal years since 2001, the Company has a cumulative pre-tax accounting loss of approximately $2.4 million.

Pursuant to SFAS 109.20, in assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  In accordance with SFAS 109.25, the Company has advised us that it has considered all available evidence, both positive and negative, when making the assessment as to whether it is more likely than not that all or some portion of the deferred tax asset will not be realized.  The Company has advised us that the following positive and negative evidence was considered by management in determining whether a valuation allowance was needed, pursuant to SFAS 109.23 and .24, as at December 31, 2007:

•                  The Company has pre-tax losses in three years out of the last seven years, after adjusting for non-recurring items classified as “other income”.

•                  Deductible temporary differences are primarily attributed to net operating losses (“NOLs”), amortization of capital and intangible assets and deferred revenue previously included in taxable income but not yet recognized in income for accounting purposes.

•                  The deductible temporary difference related to deferred revenue is expected to reverse, for the most part, within two years and would be effectively converted into additional NOLs in the absence of taxable income in the applicable years.

•                  The Company does not have any significant existing taxable temporary differences in excess of its deductible temporary differences that would generate taxable income in the future.

•                  Taxes have not been paid in the current and prior years and, therefore, carryback is not available.

•                  The Company does not have a history of operating loss and tax credit carryforwards expiring unused and hence the expiry of tax assets is not an issue.

•                  The Company does not have any tax planning strategies in place to allow it to utilize its deductible temporary differences within the future periods that the Company, in its judgment, feels that it can reasonably forecast income.

•                  While the domain name industry continues to enjoy rapid growth, the industry itself is not yet mature and rapidly evolving. In addition, the industry is subject to a high degree of government oversight. These factors create a level of uncertainly that make forecasting  taxable profit with exactness beyond the next few years impractical. In particular, the Company is in a highly competitive industry and its margins are continuing to decline from its main source of revenue.

The Company has advised us that during the quarter ended December 31, 2004, management recognized a deferred tax asset by reducing its valuation allowance on the basis that the Company had, at that time, twelve consecutive quarters of profits, irrespective of its cumulative loss position.  Based on management’s projections of the 2005, 2006 and 2007 profitability, approximately $2.6 million of NOLs and other temporary differences would reverse each year resulting in a supportable deferred tax asset as at December 31, 2004 of approximately $3 million.

The Company has advised us that subsequent to 2004, the Company continued to realize pre-tax profits and management’s three year projections continued to support a reversal of a consistent amount of deductible temporary differences each year. Therefore, for the 2005, 2006 and 2007 fiscal years, the Company concluded that its deferred tax asset was appropriately valued at $3 million.  Given the impact on profitability that non-recurring items had on profitability for three of the last seven years, management concluded that it was inappropriate to forecast beyond the three year period.  Management further concluded that the reasons which existed at fiscal 2004 that prevented the Company from recognizing additional deferred tax assets were still evident at December 31, 2007.  Furthermore, the Company has incurred more than expected expenses on the integration of its acquisitions since fiscal 2004, which have impacted the predictability of its forecasted income levels.

Therefore, based upon the level of historical taxable income, current industry conditions and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company has advised us that management believes it is appropriate to record a valuation allowance in the amount of $11.3 million at December 31, 2007 and a valuation allowance in the amount of $14.1 million at December 31, 2006.  The Company is currently reassessing its valuation allowance as part of its finalization of its accounts at June 30, 2008 and will continue to do so in the future until it is concluded that the evidence clearly supports a release of all of the remaining valuation allowance.

In addition, the Company has authorized us to inform you on its behalf that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking action with respect to the Form 10-K; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact me at (215) 963-5262.

Very truly yours,

/s/ Joanne R. Soslow

Joanne R. Soslow

JRS/cht

Enclosures

c:	Marc Thomas, Staff Accountant, Securities and Exchange Commission
Elliott Noss, Tucows, Inc.